October 5, 2016

Mr. Terence O’Brien

Accounting Branch Chief

Office of Manufacturing and Construction

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:Omega Flex, Inc.

Form 10-K for Fiscal Year Ended December 31, 2015 Filed March 4, 2016

File No. 0-51372

Dear Mr. O’Brien:

On behalf of Omega Flex, Inc. (the “Company”), below is our response to your comment letter dated October 4, 2016 (the “Comment Letter”) regarding our Annual Report on Form 10-K for the year ended December 31, 2015.

We acknowledge the following:

•The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Exhibit Index, page 46

1.In Development of Business on page 5 you disclose that you own two subsidiaries in the United Kingdom and one subsidiary located in Exton, Pennsylvania. You incorporate by reference exhibit 21 filed as an exhibit to the registration statement on Form 10-12G filed on June 22, 2005, which lists only two subsidiaries. In future filings, please file as an exhibit a list of all subsidiaries, or advise. See Item 601(b)(21) of Regulation S-K.

This will confirm that in future filings the Company will file as an exhibit a list of all subsidiaries, as required by the Exchange Act for Item 601(b)(21) of Regulation S-K.

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If you have any questions regarding our response or require additional information, please contact me at (610)524-7272, extension 4138.

Very Truly Yours,

/s/ Paul J. Kane

Paul J. Kane

Vice President – Finance and Chief Financial Officer

Copy: Tracey Houser, Staff Accountant

Timothy P. Scanlan, Esq.

Kevin R. Hoben